

September 16, 2014

Via E-mail
Mr. C. Mark Hussey
Chief Financial Officer
Huron Consulting Group Inc.
550 West Van Buren Street
Chicago, IL 60607

      Re: Huron Consulting Group Inc.
      Form 10-K for the fiscal year ended December 31, 2013
      Filed February 26, 2014
      File No. 0-50976

Dear Mr. Hussey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Financial Statements

Share-Based Compensation, pages F-11 to F-12

1. We note your disclosure that errors had accumulated related to prior period financial statements beginning with the first quarter of 2010 through the first quarter of 2013. Please provide a summary of your materiality analysis which helps us to understand the quantitative and qualitative considerations that you made in reaching the conclusion that the underlying errors were not material to prior period financial statements or to financial statements for 2013. In your response, please clarify for us if the general nature of the error was that the straight-line attribution method was inappropriate because they were

applied to awards that had graded vesting features. Additionally, tell us whether your officers reconsidered the adequacy of their previous disclosures regarding internal controls and disclosure controls and procedures in light of these errors as well as those that you have described on page F-7. If the officers concluded that internal controls and disclosure controls and procedures were effective, despite the errors, describe the basis for the officers' conclusions.

Litigation

Qui Tam Action, page F-33

2. We note your disclosure which appears to indicate that you reversed the $1.2 million accrual in the third quarter of 2013 following a court dismissal of the underlying complaint in the first quarter of 2013. Please confirm if the accrual was reversed in the third quarter of 2013 or if it was reversed in the first quarter of 2013 as disclosed on page 36. In your response, please discuss how you determined the appropriate timing for taking the accrual reversal.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz, Jr
for

Jorge Bonilla
Senior Staff Accountant